

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 30, 2011

Via E-mail
Ramesha Sesha
Chief Executive Officer
Protect Pharmaceutical Corporation
116 Village Boulevard, Suite 200
Princeton, New Jersey 08540

> **Re:** **Protect Pharmaceutical Corporation**
> **Preliminary Information Statement on Schedule 14C**
> **Filed June 23, 2011**
> **File No. 000-54001**

Dear Mr. Sesha:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Reasons for and Effects of the Increase in Common Shares, page 3

1. In addition to accommodating the equity line financing, please revise your disclosure to include a discussion of any other specific plans to issue the newly authorized common shares. If you currently do not have any other specific plans to issue the newly authorized shares, please include a statement to that effect.

Reasons for and Effects of Adding Preferred Shares, page 4

2. Please revise your disclosure to include a discussion of any specific plans to issue the newly authorized blank check preferred stock. If you currently do not have specific plans to issue the newly authorized shares, please include a statement to that effect.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Nandini Acharya at (202) 551-3495 or myself at (202) 551-3715 with any questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

Via E-mail
cc: Leonard Neilson, Esq.